November 4, 2011

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Imperva, Inc.

Registration Statement on Form S-1 (File No. 333-175008)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of Imperva, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-175008) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.0001 per share, so that the Registration Statement may be declared effective at 4:00 p.m., Eastern Time, on November 8, 2011, or as soon thereafter as practicable. The undersigned, as Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

Additionally, we hereby advise you that the Preliminary Prospectus dated October 27, 2011, was distributed by the Representatives approximately as follows:

Copies to anticipated underwriters	1,892
Copies to dealers	0
Copies to institutional investors	625
Copies to others	255
Total	2,772

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours, J.P. Morgan Securities LLC Deutsche Bank Securities Inc. As representatives of the several underwriters J.P. MORGAN SECURITIES LLC

By:	/s/ Curt Sigfstead
Name: Curt Sigfstead Title: Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Joseph P. Coleman
Name: Joseph P. Coleman Title: Managing Director

By:	/s/ Mark Schwartz
Name: Mark Schwartz Title: Managing Director